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THE HARTFORD

April 16, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Attention: Division of Investment Management

RE:          Hartford Life Insurance Company Separate Account Seven:

33 Act Number	CIK	Accession Number
333-176150	809013	0001104659-12-005727
333-176149	809013	0001104659-12-005729
333-176151	809013	0001104659-12-005730

Hartford Life and Annuity Insurance Company Separate Account Seven:

33 Act Number	CIK	Accession Number
333-176152	1084147	0001104659-12-005728
333-176153	1084147	0001104659-12-005732

Ladies and Gentlemen:

Pursuant to Rule 477(a) the Registrant hereby respectfully requests that the above-referenced registration statements on Form N-4 last transmitted on February 1, 2012 be withdrawn.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-6085.

Very truly yours,

/s/ Sarah M. Patterson

Sarah M. Patterson
Senior Counsel